July 8, 2019

Ozan Dokmecioglu
Chief Financial Officer
Keurig Dr Pepper Inc.
53 South Avenue
Burlington, Massachusetts 01803

       Re: Keurig Dr Pepper Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Filed May 9, 2019
           Form 8-K Filed May 9, 2019
           File No. 001-33829

Dear Mr. Dokmecioglu:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
 Ozan Dokmecioglu
FirstName Pepper Inc.
Keurig Dr LastNameOzan Dokmecioglu
Comapany NameKeurig Dr Pepper Inc.
July 8, 2019
Page 2
July 8, 2019 Page 2
FirstName LastName
Form 10-K for Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Cash Provided by Operating Activities
Accounts payable program, page 38

1. You disclose that you entered into arrangements with third parties to allow the participating suppliers to sell payment obligations from you to financial institutions. You also state that your obligations to the related suppliers, including amounts due and scheduled payment terms, are not impacted by these arrangements.
Please:

             Describe the material terms of your accounts payable program arrangements as well as the payment terms with your suppliers.
             Explain why your obligations to the suppliers are not impacted by these arrangements;
             Provide us with your analysis of whether the accounts payable program should be considered as debt financing instead of accounts payable. Also, please address the classification of your payments made to participating financial institutions as well as the related disclosure of non-cash financing activities as required by ASC 230-10-50-
             3.
             Tell us and disclose in MD&A how the accounts payable program arrangements have impacted your liquidity, including your account payable days outstanding during each period presented, and indicate whether or not that impact is expected to continue; and
             Discuss in MD&A the factors that may limit the availability of your accounts payable program such as changes in interest rates and explain how any significant decrease in the amount settled via your accounts payable program would affect your liquidity.
2. We note that you disclose the amount of outstanding payment obligations that are payable to suppliers that utilize these third party services. Please clarify whether or not this is the outstanding balance classified as accounts payable at the end of each fiscal year that is owed to financial institutions rather than to your suppliers. Supplemental Unaudited Pro Forma Combined Financial Information and Non-GAAP Financial
Measures
Reconciliation of Certain Pro Forma Items to Certain Non-GAAP Adjusted Pro Forma Items, page 51

3. It appears that you present full non-GAAP income statements for the twelve months ended
         December 31, 2018 and 2017 when reconciling non-GAAP measures to the most directly comparable pro forma measures. Please tell us how you considered the guidance in
         Question 102.10 of the Division's Compliance and Disclosure Interpretations regarding
         Non-GAAP Financial Measures. This comment also applies to the disclosures in your
         Form 10-Q for the quarter ended March 31, 2019 and the Item 2.02 Form
8-K
         filed on May 9, 2019.
 Ozan Dokmecioglu
Keurig Dr Pepper Inc.
July 8, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



                                                          Sincerely,
FirstName LastNameOzan Dokmecioglu
                                                          Division of
Corporation Finance
Comapany NameKeurig Dr Pepper Inc.
                                                          Office of Beverages,
Apparel and
July 8, 2019 Page 3                                       Mining
FirstName LastName